EXHIBIT 99.01

CAUTIONARY STATEMENTS FOR PURPOSES OF THE

“SAFE HARBOR” PROVISIONS OF THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

      The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for “forward-looking statements” to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statement(s). Ingram Micro desires to take advantage of the safe harbor provisions of the Act.

      Our Annual Report on Form 10-K for the year ended December 29, 2001 to which this exhibit is appended, our quarterly reports on Form 10-Q, our current reports on Form 8-K, periodic press releases, as well as other public documents and statements, may contain forward-looking statements within the meaning of the Act.

      In addition, our representatives participate from time to time in:

•	speeches and calls with market analysts,

•	conferences, meetings and calls with investors and potential investors in our securities, and

•	other meetings and conferences.

Some of the information presented in these calls, meetings and conferences may be forward-looking within the meaning of the Act.

      It is not reasonable for us to itemize all of the factors that could affect us and/or the IT technology products and services distribution industry as a whole. In some cases, we may convey additional information regarding important factors that could cause actual results to differ materially from those projected in forward-looking statements made by or on behalf of Ingram Micro. The following factors (in addition to other possible factors not listed) could affect our actual results and cause these results to differ materially from those projected or otherwise expressed in forward-looking statements made by or on behalf of Ingram Micro:

We are subject to intense competition, both in the United States and internationally.

      We operate in a highly competitive environment, both in the United States and internationally. The intense competition that characterizes the IT products and services distribution industry is based primarily on:

•	breadth, availability and quality of product lines and services;

•	price;

•	terms and conditions of sale;

•	credit terms and availability;

•	speed and accuracy of delivery;

•	ability to tailor specific solutions to customer needs;

•	effectiveness of sales and marketing programs; and

•	availability of technical and product information.

      Our competitors include regional, national, and international distributors, as well as vendors that employ a direct sales model. In addition, when there is overcapacity in our industry, as is currently the case, our competitors may reduce their prices in response to this overcapacity. We cannot assure you that we will not lose market share in the United States or in international markets, or that we will not be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a further reduction in our gross margins.

      We have initiated and continue to initiate other business activities and may face competition from companies with more experience and/or new entries in those new markets. For example, there has been an accelerated movement among transportation and logistics companies to provide fulfillment and e-commerce supply chain services. Within this arena, we face competition from major transportation and logistics suppliers such as United Parcel Service and Federal Express; express logistics companies such as PFSWeb and SubmitOrder.com; and electronic manufacturing services providers such as Solectron and Flextronics. In addition, as we enter new business areas, we may also encounter increased competition from current competitors and/or from new competitors, some of which may be our current customers or suppliers, which may impact our net sales and profitability.

We may not be able to adequately adjust our cost structure in a timely fashion in response to a decrease in demand, which may cause our profitability to suffer.

      We seek to continually institute more effective operational and expense controls to reduce selling, general and administrative, or SG&A, expenses as a percentage of net sales. However, a significant portion of our SG&A expense is comprised of personnel, facilities and costs of invested capital. Historically, we have monitored and controlled the growth in operating costs in relation to overall net sales growth and continue to pursue and implement process and organizational changes to provide sustainable operating efficiencies. However, in the event of a significant downturn in net sales, as is currently the case, we may not be able to exit facilities, reduce personnel, or improve business processes, or make other significant changes to our cost structure without significant disruption to our operations or without significant termination and exit costs. Additionally, management may not be able to implement such actions, if at all, in a timely manner to offset a shortfall in net sales and gross profit. As a result, our profitability may suffer.

Our gross margins have been historically narrow, and we expect them to continue to be narrow; this magnifies the impact of variations in costs on our operating results.

      As a result of intense price competition in the IT products and services distribution industry, our gross margins have historically been narrow and we expect them to continue to be narrow in the future. We receive purchase discounts and rebates from suppliers based on various factors, including sales or purchase volume and breadth of customers. These purchase discounts and rebates directly affect gross margins. Because many purchase discounts from suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our net sales base. This is particularly true in an environment of declining demand for IT products and services, as is currently the case. We expect these competitive pricing pressures and the restrictive vendor terms and conditions to continue for the foreseeable future. A decrease in net sales could also negatively affect the level of volume rebates received from our suppliers.

      A significant percentage of our net sales relates to products sold to us by relatively few vendors or publishers. They each have the ability to make, and have in the past already made, rapid and significantly adverse changes in their sales terms and conditions, such as reducing the amount of price protection and return rights as well as reducing the level of purchase discounts and rebates they make available to us. We expect restrictive vendor terms and conditions to continue in the foreseeable future. Our inability to pass through to our nearly 170,000 reseller customers the impact of these changes, as well as our failure to develop systems to manage ongoing supplier pass-through programs, could cause us to record inventory write-downs and could have a material negative impact on our gross margins. Our narrow gross margins magnify the impact of variations in operating costs, bad debts or interest expense on our operating results.

If the current downturn in economic conditions continues for a long period of time or worsens, it will likely have an adverse impact on our business.

      The IT industry in general, and the IT products and services distribution industry in particular, have recently experienced a severe downturn in demand. This downturn has resulted in a decline in our net sales and operating results. If the current downturn continues or worsens we may experience significant operating losses and elevated levels of obsolete inventory and bad debts.

We are subject to the risk that our inventory values may decline and protective terms under vendor agreements may not adequately cover the decline in values.

      The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory in stock to decline substantially in value or to become obsolete. It is the policy of many suppliers of IT products to offer distributors like us, who purchase directly from them, limited protection from the loss in value of inventory due to technological change or such suppliers’ price reductions. For example, we can receive a credit from some suppliers for products, based upon the terms and conditions with those suppliers, in the event of a supplier price reduction. In addition, we have a limited right to return to some vendors a certain percentage of purchases. These policies are often not embodied in written agreements and are subject to the discretion of the vendors. As a result, these policies do not protect us in all cases from declines in inventory value. We cannot assure you that price protection will continue, that unforeseen new product developments will not materially adversely affect us, or that we will successfully manage our existing and future inventories.

      During an economic downturn, which we are currently experiencing, it is possible that prices will decline due to an oversupply of product, and therefore, there may be greater risk of declines in inventory value. If major vendors decrease the availability of price protection to us, such a change in policy could lower our gross margins on products we sell or cause us to record inventory write-downs. We expect the restrictive vendor terms and conditions to continue for the foreseeable future. We are also exposed to inventory risk to the extent that vendor protections are not available on all products or quantities and are subject to time restrictions. In addition, vendors may become insolvent and unable to fulfill their protection obligations to us.

We have significant credit exposure to our reseller customers and negative trends in their businesses could cause us significant credit loss.

      We extend credit to our reseller customers for a significant portion of our net sales. Resellers have a period of time, generally 30 to 90 days after date of invoice, to make payment. We are subject to the risk that our reseller customers will not pay for the products they have purchased. The risk that we may be unable to collect on receivables may increase if our reseller customers experience decreases in demand for their products and services or otherwise become less stable, due to adverse economic conditions. If there is a substantial deterioration in the collectibility of our receivables or if we cannot obtain credit insurance at reasonable rates or are unable to collect under existing credit insurance policies, our earnings, cash flows and our ability to utilize receivable-based financing could deteriorate.

We are dependent on key individuals in our Company, and our ability to retain our personnel.

      Because of the nature of our business, which includes (but is not limited to) higher volume of transactions, business complexity, wide geographical coverage, and broad scope of products, vendors, and customers, we are dependent in large part on our ability to retain the services of our key management, finance, sales, IT, and operational personnel. Our continued success is also dependent upon our ability to retain and recruit other qualified employees, including highly skilled technical, managerial, and marketing personnel, to meet our needs. Competition for qualified personnel is intense, particularly in technical areas such as IT. In addition, we have recently announced restructuring actions designed to reduce our investment in personnel. These reductions could negatively impact our relationships with our workforce, or make hiring of other employees more difficult. We may not be successful in attracting and retaining the personnel we require, which could have a material adverse effect on our business.

Changes in our processes and organizational structure, resulting from our current cost reduction efforts, involve various risks and difficulties.

      Our continued pursuit and implementation of process improvements and organization changes to create cost reductions across all regions subject our business to a number of risks and difficulties which may adversely impact the benefits of such cost reductions and negatively impact our operating results including:

•	diversion of management’s attention to restructuring operations and personnel from daily operations;

•	the inability to manage and retain key personnel and customers;

•	the inability to realize cost savings due to existing systems and/or operational structures in our different geographic markets, and in our vendor and customer organizations; and

•	potential adverse short-term effects on our operating results.

Integration of our acquired businesses and similar transactions involve various risks and difficulties.

      We have in the past pursued, and may pursue, from time to time, acquisitions, joint ventures, and other strategic relationships to complement or expand our existing business which may adversely impact the benefits of such efforts and our business generally, including:

•	diversion of management’s attention to the integration of the operations and personnel of the acquired companies;

•	the inability to manage and retain key personnel and customers;

•	the inability to convert the acquired companies’ management information systems to ours;

•	potential adverse short-term effects on our operating results;

•	the possibility that we could incur or acquire substantial debt in connection with the acquisitions;

•	the logistical difficulties inherent in expanding into new geographic markets and business areas;

•	the difficulty inherent in understanding local business practices;

•	asset impairment charges resulting from acquired intangible assets; and

•	the need to present a unified corporate image.

We are dependent on a variety of information systems and a failure of these systems could disrupt our business and harm our reputation and net sales.

      We depend on a variety of information systems for our operations, particularly our centralized IMpulse information processing system, which supports more than 40 operational functions, including:

•	inventory management;

•	order processing;

•	shipping;

•	receiving; and

•	accounting.

      At the core of IMpulse is on-line, real-time distribution software, which supports basic order entry and processing and customers’ shipments and returns. Although we have not in the past experienced material system-wide failures or downtime of IMpulse or any of our other information systems, we have experienced failures in IMpulse in certain specific geographies. Failures or significant downtime for IMpulse could prevent us from taking customer orders, printing product pick-lists, and/or shipping product. It could also prevent customers from accessing our price and product availability information. From time to time we may acquire other businesses having information systems and records, which must be converted and integrated into

IMpulse or other Ingram Micro information systems. This can be a lengthy and expensive process that results in a material diversion of resources from other operations. In addition, because IMpulse is comprised of a number of legacy, internally developed applications, it can be harder to upgrade, and may not be adaptable to commercially available software. Particularly as our needs or technology in general evolve, we may experience greater than acceptable difficulty or cost in upgrading IMpulse, or we may be required to replace IMpulse entirely.

      We also rely on the Internet for a percentage of our orders and information exchanges with our customers. The Internet and individual web sites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some web sites have experienced security breakdowns. To date, our web site has not experienced any material breakdowns, disruptions or breaches in security; however, we cannot assure you that this will not occur in the future. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, this could harm our relationship with our customers or vendors. Disruption of our web site or the Internet in general could impair our order processing or more generally prevent our customers and vendors from accessing information. This could cause us to lose business.

      We believe that customer information systems and product ordering and delivery systems, including Internet-based systems, are becoming increasingly important in the distribution of technology products and services. As a result, we are continually enhancing our customer information systems by adding new features, including on-line ordering through the Internet. However, we cannot assure you that competitors will not develop superior customer information systems or that we will be able to meet evolving market requirements by upgrading our current systems at a reasonable cost, or at all. Our inability to develop competitive customer information systems or upgrade our current systems could cause our business and market share to suffer.

Because of the capital-intensive nature of our business, we need continued access to capital which, if not available to us, could harm our ability to operate or expand our business.

      Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. In order to continue operating our business, we will continue to need access to capital, including debt financing. This is especially true when our business is expanding, including through acquisitions, but we still have substantial demand for capital even during periods of stagnant or declining net sales, which we are currently experiencing. The capital we require may not be available on terms acceptable to us, or at all. In this regard, our European senior revolving credit facility, totaling $500 million of availability, matures in October 2002. Our prospects, financial condition and results of operations, as well as macroeconomic factors such as fluctuations in interest rates or a general economic downturn, may restrict our ability to raise the necessary capital. We cannot assure you that we will continue to be able to raise capital in adequate amounts or on terms acceptable to us, and the failure to do so could harm our ability to operate or expand our business.

Our international operations impose risks upon our business, such as exchange rate fluctuations.

      We operate, through our subsidiaries, in a number of countries outside the United States, and we expect our international net sales to increase as a percentage of total net sales in the future. Our international net sales are primarily denominated in currencies other than the U.S. dollar. Accordingly, our international operations impose risks upon our business as a result of exchange rate fluctuations. We have operations in countries, which may have a greater risk of exchange rate fluctuations. Exchange rate fluctuations may cause our international revenues to fluctuate significantly when reflected in U.S. dollar terms. In some countries outside the United States, operations are accounted for primarily on a U.S. dollar-denominated basis. In the event of an unexpected devaluation of the local currency in those countries (as occurred in Argentina in early 2002), we may experience significant foreign exchange losses. In addition, our operations may be significantly adversely affected as a result of the general economic impact of the devaluation of the local currency.

      Our international operations are subject to other risks such as:

•	the imposition of governmental controls in jurisdictions in which we operate;

•	export license requirements;

•	restrictions on the export of certain technology to certain jurisdictions;

•	political instability in jurisdictions in which we operate;

•	trade restrictions in jurisdictions in which we operate;

•	tariff changes in jurisdictions in which we operate;

•	difficulties in staffing and managing our international operations;

•	difficulties in collecting accounts receivable and longer collection periods; and

•	the impact of local economic conditions and practices on our business.

Rapid changes in the operating environment for IT distributors have placed significant strain on our business, and we cannot assure you of our ability to successfully manage future adverse industry trends.

      Dynamic changes in the industry have resulted in new and increased responsibilities for management personnel and have placed and continue to place a significant strain upon our management, operating and financial systems, and other resources. This strain may result in disruptions to our business and decreased revenues and profitability. In addition, we may not be able to attract or retain sufficient personnel to manage our operations through such dynamic changes. Even with sufficient personnel we cannot assure you of our ability to successfully manage future adverse industry trends. Also crucial to our success in managing our operations will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale could harm our profitability.

We are dependent on suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis.

      Our ability to obtain particular products or product lines in the required quantities and to fulfill customer orders on a timely basis is critical to our success. We generated approximately 39%, 42%, and 39%, of our net sales in fiscal 2001, 2000, and 1999, respectively, from products purchased from three vendors. In most cases, we have no guaranteed price or delivery agreements with suppliers. In certain product categories, such as systems, limited price protection or return rights offered by vendors may have a bearing on the amount of product we may be willing to stock. The IT industry experiences significant product supply shortages and customer order backlogs from time to time due to the inability of certain vendors to supply certain products on a timely basis. As a result, we have experienced, and may in the future continue to experience, short-term shortages of specific products. In addition, vendors who currently distribute their products through us may decide to distribute, or to substantially increase their existing distribution, through other distributors, their own dealer networks, or directly to resellers. In addition, in the case of software, there is the emergence of alternative means of distribution, such as site licenses and electronic distribution. If suppliers are not able to maintain an adequate supply of products to fulfill our customer orders on a timely basis or we cannot otherwise obtain particular products or a product line or suppliers substantially increase their existing distribution through other distributors, their own dealer networks, or directly to resellers, our reputation and sales may suffer.

We will record a significant non-cash charge in the first quarter of 2002 for the cumulative effects of a change in accounting principle from adoption of a new accounting standard, and future periodic assessments under this new standard may result in additional non-cash charges.

      In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), we will no longer amortize goodwill or indefinite-lived intangible assets effective the beginning of fiscal 2002. Instead, these assets will be reviewed for impairment at least annually.

Impairment is based on the valuation of individual reporting units. The valuation methods used include estimated net present value of projected future cash flows of these reporting units. We are currently evaluating the effect that the adoption of FAS 142 may have on our consolidated financial position. It is expected that, as a result of the implementation of FAS 142, we will record a non-cash charge for the cumulative effect of the change in accounting principle upon adoption ranging from $260 million to $290 million, net of tax benefits ranging from $7 million to $12 million, in the first quarter of 2002.

      Significant changes in use of our assets, negative industry or economic trends, significant under-performance relative to historical or projected future operating results, or a substantial decline in our stock price could result in a substantial decline in the value of our goodwill, intangible assets or other long-lived assets, which could require us to record additional impairment charges in the future.

Our quarterly results have fluctuated significantly in the past and will likely continue to do so, which may cause the market price of our securities to fluctuate.

      Our quarterly net sales and operating results have varied significantly in the past and will likely continue to do so in the future as a result of:

•	seasonal variations in the demand for our products and services, such as occurs generally during the fourth quarter due to holiday shopping;

•	competitive conditions in our industry, which may impact the prices charged by our suppliers and the prices we charge resellers;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of vendor-sponsored programs such as price protection and return rights;

•	changes in the level of our operating expenses;

•	the impact of acquisitions we may make;

•	the introduction by us or our competitors of new products and services offering improved features and functionality;

•	the loss or consolidation of one or more of our significant suppliers or customers;

•	product supply constraints;

•	interest rate fluctuations, which may increase our borrowing costs, and may influence the willingness of customers and end-users to purchase products and services;

•	currency fluctuations in countries in which we operate; and

•	general economic conditions.

      Our narrow margins may magnify the impact of these factors on our operating results. We believe that you should not rely on period-to-period comparisons of our operating results as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. From time to time, we have failed to meet consensus analyst earnings estimates. In future quarters, our operating results may be below the expectations of public market analysts or investors. This may cause the market price of our securities to decline.

We are dependent on third-party shipping companies for the delivery of our products.

      We rely almost entirely on arrangements with third-party shipping companies for the delivery of our products. The termination of our arrangements with one or more of these third-party shipping companies, or the failure or inability of one or more of these third-party shipping companies to deliver products from suppliers to us or products from us to our reseller customers or their end-user customers, could disrupt our business and harm our reputation and net sales.